Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for November 2016 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for November 2016 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In November 2016, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 10.55% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic routes increased by 11.26%, passenger capacity on regional routes decreased by 27.82% and passenger capacity for international routes increased by 11.59%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 11.57%. Of which, passenger traffic for domestic routes increased by 11.56%, passenger traffic on regional routes decreased by 29.31% and passenger traffic on international routes increased by 14.59%, respectively as compared to the same period last year. The passenger load factor was 79.28%, representing an increase of 0.73 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic and international routes increased 0.21 percentage point and 2.06 percentage points, regional routes decreased by 1.54 percentage points as compared to the same period last year, respectively.

In terms of cargo operations, in November 2016, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 8.12% as compared to the same period last year, and cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 9.13% as compared to the same period last year. The cargo load factor was 58.21%, representing an increase of 0.54 percentage point as compared to the same period last year.

In November 2016, the Group had introduced one A321 aircraft and one B737-800 aircraft, and had terminated the lease of one A319 aircraft. As of the end of November 2016, the Group operated a fleet of 700 aircraft with 252 aircraft self-owned, 202 aircraft under finance lease and 246 under operating lease.

KEY OPERATION DATA OF NOVEMBER 2016

Capacity	November 2016			Cumulative 2016
	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	11883.12	-8.76	11.56	132855.25	3.50
Regional	206.78	-9.81	-29.31	2866.79	-12.19
International	4609.96	-4.90	14.59	52729.88	23.03
Total	16705.86	-7.74	11.57	188451.92	8.00
RTK (in million)
Domestic	1228.99	-6.26	11.77	13302.56	3.61
Regional	20.52	-8.36	-26.42	270.84	-11.63
International	885.29	7.01	10.61	8646.92	17.06
Total	2134.80	-1.20	10.73	22220.33	8.22
RTK - Cargo and Mail (in million)
Domestic	167.80	8.02	13.70	1586.33	4.91
Regional	2.12	2.08	16.06	19.48	-1.69
International	475.59	19.46	7.57	4015.82	11.08
Total	645.51	16.20	9.13	5621.63	9.22
Passengers carried (in thousand)
Domestic	8070.58	-9.78	11.36	90347.87	2.55
Regional	168.54	-5.31	-21.24	2163.50	-8.80
International	1057.43	-3.58	9.21	12644.38	18.20
Total	9296.54	-9.03	10.29	105155.75	3.94
Cargo and mail carried (in thousand tonnes)
Domestic	104.42	8.19	14.05	978.81	4.46
Regional	1.89	1.69	17.34	17.61	0.26
International	53.61	16.91	6.20	459.96	9.41
Total	159.92	10.88	11.32	1456.40	5.92

Capacity	November 2016			Cumulative 2016
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	14936.97	-4.78	11.26	164438.74	3.74
Regional	283.44	-14.15	-27.82	3899.50	-11.18
International	5850.83	-5.35	11.59	65569.97	23.48
Total	21071.24	-5.08	10.55	233908.21	8.29
ATK (in million)
Domestic	1732.59	-4.12	10.48	18984.89	2.79
Regional	33.30	-12.50	-29.75	456.55	-11.80
International	1239.42	4.86	10.13	12485.26	19.00
Total	3005.31	-0.72	9.64	31926.70	8.30
ATK - Cargo and Mail (in million)
Domestic	388.27	-1.75	7.84	4185.41	-0.46
Regional	7.79	-6.62	-35.41	105.60	-13.80
International	712.85	13.93	9.07	6583.96	15.25
Total	1108.90	7.75	8.12	10874.97	8.32

Load Factor	November 2016			Cumulative 2016
	Figure (%)	MoM Change (Percentage Point)	YoY Change (Percentage Point)	Figure (%)	YoY Change (Percentage Point)
Passenger Load Factor (RPK/ASK)
Domestic	79.60	-3.47	0.21	80.79	-0.19
Regional	72.95	3.51	-1.54	73.52	-0.85
International	78.79	0.37	2.06	80.42	-0.29
Total	79.28	-2.29	0.73	80.57	-0.22
Cargo and Mail Load Factor
Domestic	43.22	3.91	2.23	37.90	1.94
Regional	27.18	2.31	12.06	18.44	2.27
International	66.72	3.09	-0.93	60.99	-2.29
Total	58.21	4.23	0.54	51.69	0.43
Overall Load Factor (RTK/ATK)
Domestic	70.93	-1.63	0.82	70.07	0.56
Regional	61.62	2.78	2.79	59.32	0.11
International	71.43	1.44	0.31	69.26	-1.15
Total	71.03	-0.35	0.70	69.60	-0.05

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

14 December 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.